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                              May 27, 2022

       Xueyuan Weng
       Chief Executive Officer
       Golden Sun Education Group Limited
       Profit Huiyin Square North Building
       Huashan 2088, Unit 1001
       Xuhui District, Shanghai, China

                                                        Re: Golden Sun
Education Group Limited
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed May 6, 2022
                                                            File No. 333-255891

       Dear Mr. Weng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form F-1

       Cover Page

   1. Please amend the prospectus cover page and in the summary risk factors and risk factors sections to state that,
to the extent cash or assets in the business is in the PRC or Hong
                                                        Kong or a PRC or Hong
Kong entity, the funds or assets may not be available to fund operations or for other
use outside of the PRC or Hong Kong due to interventions in or the imposition of
restrictions and limitations on the ability of you or your subsidiaries by the
                                                        PRC government to
transfer cash or assets. On the prospectus cover page, provide cross-
                                                        references to these
other discussions.
 Xueyuan Weng
FirstName
Golden SunLastNameXueyuan    Weng
            Education Group Limited
Comapany
May        NameGolden Sun Education Group Limited
     27, 2022
May 27,
Page 2 2022 Page 2
FirstName LastName
2. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your prospectus cover page and in the summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the prospectus cover page and in the summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the prospectus cover page to the discussion of this issue in the summary. Conventions that Apply to this Prospectus, page ii

3. Please revise the definition of "China" and the "PRC," so that it does not exclude Hong
         Kong or Macau. Revise the disclosure in your prospectus accordingly. You may contact Abe Friedman at 202-551-8298 or Rufus Decker at
202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services